UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Hemispherx Biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42366C509

(CUSIP Number)

Thomas K. Equels

Hemispherx Biopharma, Inc.

2117 SW Highway 484

Ocala, Florida 3447388

(407) 839-0095

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42366C509

1	NAME OF REPORTING PERSONS THOMAS K. eQUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,041
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON IN

* Based upon 2,196,768 shares of the Issuer’s Common Stock issued and outstanding as of June 27, 2019.

CUSIP No. 42366C509

The following is a new Schedule 13D. The Reporting Person previously filed a Schedule 13D and an amendment thereto. As of the date of such amendment (the “Amendment”), the Reporting Person no longer beneficially owned in excess of 5% of the Issuer’s Common Stock and, as a result, the Amendment constituted an “exit filing” for the Reporting Person. As disclosed in the Amendment, the Reporting Person anticipated that he might become a Reporting Person again in the near future. This Schedule 13D is filed because the Reporting Person again beneficially owns in excess of 5% of the Issuer’s Common Stock. All references herein to Issuer securities and Common Stock beneficially owned by the Reporting Person include shares of the Issuer’s Common Stock purchased on June 21, 2019 and from that date through the date of filing of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Hemispherx Biopharma, Inc., an imuno-pharma company incorporated in the state of Delaware (the “Company”), having its principal executive offices at 2117 SW Highway 484, Ocala, Florida 34473.

Item 2. Identity and Background.

(a) Thomas K. Equels.

(b) The business address of the Reporting Persons is 2117 SW Highway 484, Ocala, Florida 34473.

(c) The Reporting Person is the Chief Executive Officer, President, and a Director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Equels is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock acquired by the Reporting Person that increased his beneficial ownership above 5% were acquired with the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person obtained the shares of Common Stock held by him for investment purposes. The Reporting Person, who is the Chief Executive Officer, President and a Director of the Company, also participates in and intends to continue to participate in and influence the affairs of the Company.

The Reporting Person, pursuant to his employment agreement, pursuant to Company options, warrants and preferred stock owned by him, and pursuant to periodic programs and grants implemented by the Company’s Board pursuant to the Company’s equity incentive plans, has rights to acquire additional shares of Common Stock. The Reporting Person also has rights in the event of certain material Company transactions as set forth in his employment agreement and other documents filed herewith or incorporated by reference herein. For more information, please see the Reporting Person’s employment agreement, incorporated herein by reference, as Exhibits 99.1.

CUSIP No. 42366C509

Item 5. Interest in Securities of the Issuer.

(a, b and d) As of the date hereof, the Reporting Person beneficially owns 120,498 shares of Common Stock, representing 5.3% of the outstanding shares of Common Stock (based upon 2,196,768 shares of Common Stock issued and outstanding as of June 27, 2109 according to the Company’s records). As of June 21, 2019, the date upon which the Reporting Person’s beneficial ownership first exceeded 5% again, the Reporting Person beneficially owned 117,866 shares of Common Stock, representing 5.24% of the outstanding shares of Common Stock (based upon 2,194,136 shares of Common Stock then issued and outstanding according to the Company’s records). The shares of Common Stock beneficially owned by the Reporting Person include an aggregate of 57,457 shares of Common Stock that he has the right to acquire pursuant to Company options and warrants owned by him.

(c) Since the filing of the Amendment on June 18, 2019, other than the transaction disclosed herein, the Reporting Person did not effect any transactions in the Issuer’s securities.

Although the Reporting Person currently has no specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock other than as described elsewhere in the Schedule 13D, the Reporting Person, consistent with his investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of his shares of Common Stock or his associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to the Reporting Person’s beneficiaries), depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Amended and restated employment agreement with Thomas K. Equels dated December 6, 2011. (Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed December 12, 2011 and is hereby incorporated by reference)

CUSIP No. 42366C509

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

/s/ Thomas K. Equels
THOMAS K. EQUELS